B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarters ended June 30, 2013 and 2012
(All tabular amounts are expressed in United States dollars, unless otherwise stated)

     This Management’s Discussion and Analysis (“MD&A”) has been prepared as at August 12, 2013 and contains certain “forward-looking statements” under Canadian and United States Securities laws. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization, exploration results and future plans and objectives of B2Gold Corp. (the “Company” or “B2Gold”) are forward-looking statements that involve various risks, uncertainties and assumptions. See “Caution on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements, as a result of a number of factors, including those set out in “Risks and Uncertainties”.

     The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three and six month periods ended June 30, 2013 and the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2012. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in United States dollars, unless otherwise stated.

OVERVIEW

     B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with mining operations in Nicaragua and the Philippines, exploration and development projects in Namibia and Colombia and a portfolio of exploration assets in Colombia, Namibia, Nicaragua and Uruguay. The Company currently operates the Libertad Mine and the Limon Mine in Nicaragua, and, commencing on January 16, 2013, the Masbate Mine in the Philippines (see “Acquisition of CGA Mining Limited” section). The Company has a 90% interest in the Ojtikoto gold project in Namibia, currently under construction (see “Otjikoto Property – Namibia” section), a 49% interest in the Gramalote property in Colombia, an 80% interest in the Cebollati property in Uruguay, and an interest in the Quebradona property in Colombia. The Company also has a 51% interest in a joint venture in Nicaragua with Calibre Mining Corp. (“Calibre”), with an option to acquire an additional 19% interest, and a 60% interest in two joint ventures in Nicaragua with Radius Gold Inc. (“Radius”).

     On June 4, 2013, the Company announced that its common shares had been approved to list on the NYSE MKT LLC (“NYSE MKT”) and subsequently began trading under symbol “BTG” on June 6, 2013. The Company’s shares will continue to be listed on the Toronto Stock Exchange under symbol “BTO” and on the Namibian Stock Exchange under the symbol “B2G”. The Company withdrew its shares from listing on the OTCQX concurrent with listing its shares on the NYSE MKT.

     On January 16, 2013, the Company acquired CGA Mining Limited (“CGA”). Under the terms of the Scheme of Arrangement, the Company acquired all of the issued and outstanding ordinary shares of CGA based on an exchange ratio of 0.74 of a common share of B2Gold for each CGA ordinary share. The primary asset acquired was CGA’s Masbate Mine located in the Philippines. With the completion of the transaction, B2Gold becomes a new intermediate gold producer, achieving geographic and operational diversity while contributing significant cash and future cash flow towards the Company’s development projects.

     The Company is projecting consolidated gold production in 2013 of 360,000 to 380,000 ounces and 395,000 to 420,000 ounces in 2014 from its Libertad, Limon and Masbate mines. With the first full year of gold production from the Otjikoto project in Namibia scheduled for 2015, the Company is projecting 2015 gold production of 550,000 ounces, based on current assumptions. With the potential development of the Gramalote project (B2Gold 49%/AngloGold Ashanti Limited 51%) in Colombia, annual gold production could increase to over 700,000 ounces. Any decision to proceed with development of the Gramalote project remains subject to completion of a positive pre-feasibility study (now scheduled for the fourth quarter of 2013), a joint venture decision to proceed with a feasibility study, a positive conclusion from such feasibility study and obtaining the requisite financing and permits to proceed with construction and mining.

     On January 10, 2013, the Company announced positive results from the feasibility study for the Otjikoto gold project in Namibia, and commencement of mine construction (see “Otjikoto Property – Namibia” section). In addition, on April 16, 2013, the Company announced the closing of a new senior secured revolving credit facility (“Senior Credit Facility”) with a syndicate of banks. The Senior Credit Facility is comprised of three tranches of $50 million each for a total of $150 million and has replaced the prior $25 million revolving credit facility with Macquarie Bank Limited. The Senior Credit Facility will be used to fund construction and development costs related to Otjikoto and for general corporate purposes. In the first five years of its mine life, Otjikoto is expected to produce approximately 141,000 ounces of gold per year at an average operating cash cost of $524 per ounce.

ACQUISITION OF CGA MINING LIMITED

     On January 31, 2013, the Company and CGA announced that they had completed the combination of the two companies (the “Merger”) by way of a court-approved scheme of arrangement (the “Scheme of Arrangement”) and the merger implementation agreement dated September 18, 2012 between the Company and CGA (the “Merger Implementation Agreement”). Under the terms of the Merger, the Company acquired all of the issued and outstanding ordinary shares of CGA based on an exchange ratio of 0.74 of a common share of B2Gold for each CGA ordinary share. In addition, all of the outstanding stock options of CGA were cancelled and the former holders thereof received that number of B2Gold shares that corresponded to the value of the “in-the-money” portion of their CGA options. Upon closing of the Merger, CGA became a wholly-owned subsidiary of B2Gold.

     As a result, B2Gold issued an aggregate of 250,039,641 common shares to the former CGA shareholders, representing approximately 39% of B2Gold’s common shares issued and outstanding upon closing the Merger. An additional 1,933,557 common shares of B2Gold were issued to former CGA option holders upon cancellation of their stock options.

     The business combination was accounted for using the acquisition method, with B2Gold as the acquirer of CGA. The Acquisition Date was determined to be January 16, 2013 for accounting purposes; the Company’s consolidated financial statements include CGA’s results commencing from January 16, 2013. The primary asset acquired was CGA’s Masbate Mine located in the Philippines.

     The cost of the acquisition was approximately $985 million, the fair value of B2Gold shares issued, based on the issuance of 251,973,198 B2Gold shares at Cdn.$3.85 per share (the opening share price on the TSX on January 16, 2013) and a foreign exchange rate of Cdn.$0.985 to $1.

     B2Gold’s acquisition related costs of $5.9 million have been charged to acquisition costs in the unaudited condensed consolidated statement of operations for the six months ended June 30, 2013.

     The following table sets forth a preliminary allocation of the purchase price to assets and liabilities acquired, based on preliminary estimates of fair value. This is a preliminary purchase price allocation and therefore subject to adjustment over the course of 2013 on completion of the valuation process and analysis of resulting tax effects.

		$

Preliminary purchase price allocation:
Cash and cash equivalents		56,088
Restricted cash		9,000
Accounts receivable and prepaids		11,368
Inventories
-	Product inventory	55,036
-	Ore stockpile inventory, current portion	6,955
-	Supplies inventory	11,677
Note receivable from RTG Mining Inc.		2,560
Mining interests
-	Masbate Mine	526,280
-	Masbate undeveloped mineral interest	389,673
-	Pajo exploration property	15,128
Long-term Investments
-	St. Augustine Gold & Copper Limited	20,193
-	Sierra Mining Limited	6,038
-	RTG Mining Inc.	4,806
Value-added tax receivables, long-term		37,731
Other long-term assets
-	Ore stockpile inventory	22,800
-	Other	150
Accounts payable and accrued liabilities		(31,982)
Current tax payable		(1,674)
Masbate project loan facility		(18,524)
Deferred revenue - fair value of gold contracts		(37,404)
Finance lease obligations, including current portion		(25,228)
Mine restoration provisions, including current portion		(20,261)
Deferred income taxes		(192,263)
Other long-term liabilities		(572)
Goodwill		137,295

Purchase price - 251,973,198 common shares of B2Gold issued on acquisition		984,870

     Included in CGA’s accounts payable and accrued liabilities on January 16, 2013 was $10.1 million relating to CGA’s transaction costs relating to the business combination, all paid subsequently in the first quarter of 2013.

     The Masbate Mine’s gold bullion inventory and current portion of ore stockpile inventory were increased by $32.9 million to reflect their fair values on acquisition, of which $32.4 million and $0.5 million was expensed and included in cost of sales in the first and second quarter of 2013, respectively.

     Goodwill of $137.3 million (net) resulting from the acquisition arises fully on the recognition of deferred income tax liabilities (of $192.3 million) on the transaction. None of the goodwill is deductible for tax purposes.

     The value of approximately $390 million assigned to undeveloped mineral interest at the Masbate Mine was attributable to (i) mineralized material within mineral resources that management believes can be brought into production and (ii) exploration potential for deposits the Company has the legal right to access, and based on interpretation of information and results, including geological data, that were available at the acquisition date. Amounts assigned to undeveloped mineral interest are not expensed (or depreciated) until the undeveloped mineral interest either becomes associated with additional proven and probable reserves and the reserves are produced or the undeveloped mineral interest is determined to be impaired.

REVIEW OF FINANCIAL RESULTS

Selected Quarterly Financial and Operating Results:

	Three months ended		Six months ended
	June 30		June 30
	(unaudited)		(unaudited)
	2013	2012	2013	2012
Gold revenue ($ in thousands)	122,635	57,330	277,488	121,203
Gold sold (ounces)	86,239	35,860	181,281	73,713
Average realized gold price ($/ ounce)	1,422	1,599	1,531	1,644
Gold produced (ounces)	82,083	36,803	161,744	71,405
Cash operating costs ($/ ounce gold)	732	583	727	585
Total cash costs ($/ ounce gold)	782	601	776	640
Adjusted net income(1) ($ in thousands)	7,667	20,846	47,680	41,558
Adjusted earnings per share (1) –basic ($)	0.01	0.06	0.08	0.11
Adjusted earnings per share (1) – diluted ($)	0.01	0.05	0.08	0.11
Net income ($ in thousands)	33,071	11,937	33,134	26,483
Earnings per share – basic ($/share)	0.05	0.03	0.05	0.07
Earnings per share – diluted ($/share)	0.05	0.03	0.05	0.07
Cash flows from operating activities ($ in thousands) – before changes in non-cash working capital	31,546	27,791	76,689	54,857

(1) Attributable to the shareholders of the Company.

Second quarter 2013 and 2012

     With the recent CGA acquisition on January 16, 2013 and continued strong performance from its Nicaraguan operations, the Company achieved another new quarterly production record. Consolidated gold production in the second quarter of 2013 was 82,083 ounces, an increase of 123% compared to the same period in 2012. Gold production from the Masbate Mine accounted for 104% of the increase, and gold production from the Company’s Libertad and Limon Mines in Nicaragua increased by 19% over the second quarter in 2012. The Company is projecting another record year for gold production in 2013, with consolidated production of 360,000 to 380,000 ounces expected from the Libertad, Limon and Masbate mines. Consolidated gold production in the last half of 2013 is expected to be 191,000 to 211,000 ounces. Forecast consolidated cash operating costs for the second half of 2013 are in a reduced range of $630 to $660 per ounce, a significant improvement over previous guidance of $685 to $730 per ounce.

     On June 5, 2013, the Masbate operations in the Philippines temporarily suspended processing after observing minor leaks in the process plant pipeline. Subsequent wear measurement resulted in the decision to replace the steel line, which has been completed. Production recommenced on June 22, 2013. Prior to this unforeseen event, Masbate Mine gold production was 1,800 ounces ahead of the Company’s forecasts for the quarter.

Due to the suspension of operations in June, production in the second quarter of 2013 was approximately 7,000 ounces of gold less than forecast. This production loss is expected to be offset with a modification of the mining sequence that had been in development prior to this event, centered on the Colorado pit. Therefore, the Company’s production guidance for the year, which is 175,000 to 185,000 ounces of gold for the Masbate Mine, remains unchanged.

     Gold revenue for the second quarter of 2013 was $122.6 million (which included a non-cash amount of $9.4 million described below) on sales of 86,239 ounces at an average price of $1,422 per ounce compared to $57.3 million on sales of 35,860 ounces at an average price of $1,599 per ounce in the 2012 second quarter. The significant increase of 114% in revenue (despite an 11% decrease in the average realized gold price) was driven by gold production from the Company’s newly acquired Masbate Mine as well as increased production from its Nicaraguan operations.

     Gold revenue of $122.6 million included a non-cash amount of $9.4 million related to the amortization of deferred revenue, associated with the fair value adjustment of the gold forward contracts acquired as part of the CGA acquisition. On January 16, 2013, the Company assumed the gold forward contracts related to the Masbate project of 50,225 ounces of gold with settlements scheduled between January 31, 2013 and December 31, 2013 at an average price of $913 per ounce. The fair value of these contracts (required to be recognized as part of the Company's acquisition accounting) was estimated to be negative $37.4 million on January 16, 2013. For accounting purposes, these contracts are not subsequently re-measured at fair value after initial recognition and are reduced through a corresponding adjustment to revenue consistent with the timing of revenue recognition criteria being met for the gold deliveries made under the terms of contract. During the quarter, 12,525 ounces of gold were delivered under the gold forward contracts at an average settlement price of $908 per ounce.

     In the second quarter of 2013, the Masbate Mine accounted for $63.1 million (which included a non-cash amount of $9.4 million described above) of gold revenue from the sale of 42,762 ounces, the Libertad Mine accounted for $39.6 million (Q2 2012 - $40.1 million) of gold revenue from the sale of 28,777 ounces (Q2 2012 –25,020 ounces) while $20 million (Q2 2012 - $17.3 million) was contributed by the Limon Mine from the sale of 14,700 ounces of gold (Q2 2012 – 10,840 ounces).

     Consolidated cash operating costs for the second quarter of 2013 was $732 per ounce of gold compared to budget of $745 per ounce. The favourable $13 per ounce variance (despite a temporary suspension of Masbate’s mining operations from June 5 to June 22 to replace a process pipeline) was mainly the result of: higher grades at the Limon Mine, lower energy costs in Nicaragua and cost containment measures at the Masbate Mine. Forecast consolidated cash operating costs for the second half of 2013 have improved to between $630 to $660 per ounce, compared with previous guidance of $685 to $730 per ounce.

     Consolidated cash operating costs increased to $732 per ounce in the quarter from $583 per ounce in the same period last year, mainly due to higher operating costs at the Masbate Mine and a $81 per ounce increase (approximately as budgeted) related to the combined Nicaraguan mines.

     Cash flow from operating activities before changes in the non-cash working capital was $31.5 million ($0.05 per share) in the second quarter of 2013 compared to $27.8 million ($0.07 per share) in the second quarter of 2012, an increase of 13% compared to the second quarter of 2012 (despite an 18% decrease in the average realized gold price, on a cash basis, excluding the amortization of deferred revenue).

     As at June 30, 2013, the Company remained in a strong financial position with cash of $95.7 million. On April 16, 2013, the Company announced the closing of a new senior secured revolving credit facility with a syndicate of banks. The Senior Credit Facility is comprised of three tranches of $50 million each for a total of $150 million and has replaced the prior $25 million revolving credit facility with Macquarie Bank Limited. At June 30, 2013, the Company had drawn down a total of $50 million under the Senior Credit Facility.

     Adjusted net income was $7.7 million ($0.01 per share) compared to $20.8 million ($0.06 per share) in the same period of 2012. Adjusted net income was calculated by excluding the following adjustments: (subtracting) the gain on sale of the Brucejack royalty of $44.5 million, (adding) a non-cash inventory fair value adjustment of $0.5 million relating to the CGA acquisition, (subtracting) non-cash amortized deferred gold revenue of $9.4 million, (adding) share-based compensation expense of $6.1 million (Q2 2012 - $6.9 million), (adding) a write-down of long-term investments of $15 million, (adding) unrealized derivative losses of $4 million (Q2 2012 – (subtracting) unrealized derivative gains of $0.3 million), (adding) non-cash deferred income tax expense of $3 million (Q2 2012 - $2.4 million), and (subtracting) foreign exchange gains of $0.2 million (Q2 2012 – $0.1 million).

Adjusted net income was lower in the current quarter mainly due to an increase in current taxes of $3.5 million and higher general and administrative costs of $5.8 million (discussed in more detail below).

     For the second quarter of 2013, the Company generated (GAAP) net income of $33.1 million ($0.05 per share) compared to $11.9 million ($0.03 per share) in the equivalent period of 2012. The increase in (GAAP) net income was mainly due to a $44.5 million gain from the sale of the Company’s Brucejack royalty in the quarter.

     On May 13, 2013, the Company completed the sale to Franco-Nevada Corporation of all of its right, title and interest in and to an existing 1.2% net smelter returns royalty (“NSR”), covering Pretium Resources Inc.’s (“Pretium”) Brucejack gold project in northwestern British Columbia for $45 million in cash. The sale was completed pursuant to the terms of a royalty purchase agreement between the Company and Franco-Nevada Corporation dated May 8, 2013.

     The Brucejack royalty had been acquired by B2Gold in connection with the acquisition of Central Sun Mining Inc. (“Central Sun”) in March 2009. For accounting purposes, no value of the total purchase price relating to the business combination with Central Sun had been allocated to the NSR, based upon an evaluation of the likely cash flows arising from the NSR. In the period since the original accounting for the business combination the Company previously determined that the NSR did not fulfil the threshold for recognition as an asset as it did not have sufficient assurance over the likelihood of future cash flows from the NSR to record an asset, consistent with the original business combination accounting. As a result, in the second quarter of 2013, the Company recorded a $44.5 million pre-tax gain on disposal of the NSR, net of related transaction costs of $0.5 million.

     The Company has determined that for tax purposes it would utilize certain of its Canadian tax losses and past share issue costs to fully offset the gain on the sale of the NSR. In accordance with IAS 12 - Income Taxes, a deferred tax expense of $2 million was recorded in the second quarter of 2013 which related to the portion of the past share issue costs that were utilized on the sale. As these share issue costs were originally recognized in equity, the deferred tax credit related to the utilization of these share issue costs was also recorded in equity.

     For the quarter ended June 30, 2013, due to a significant decline in the share prices of the Company’s available-for-sale equity securities, the Company recognized an impairment loss totaling $15 million in the statement of operations as follows: $0.6 million for Calibre Mining Corp., $3.9 million for Sierra Mining Ltd., $7.4 million for St. Augustine Gold & Copper Ltd., and $3.1 million for RTG Mining Inc.

     In the second quarter of 2013, due to the recent significant decline in gold price, the Company has also assessed the carrying value of its long lived assets. Based on a long term gold price assumption of $1,350 per ounce, the Company has concluded that no impairment write downs for its long lived assets was required at June 30, 2013.

     For the three months ended June 30, 2013, the Company recorded an unrealized derivative loss of $4 million compared to an unrealized derivative gain of $0.3 million in the same period last year (see “Liquidity and capital resources – derivative financial instruments” section).

     Current income tax expense increased by $3.5 million in the second quarter of 2013 compared to the same period in 2012. The second quarter of 2012 benefitted from a decrease in current income tax expense, when the Company began to treat its ad-valorem taxes relating to its Libertad Mine as a tax credit and filed amended 2011 and 2010 income tax returns for Desarrollo Minero de Nicaragua S.A. (“Desminic”), the Company’s indirect subsidiary which owns and operates the Libertad Mine, which resulted in a $1.7 million reduction in current income taxes in the 2012 second quarter.

     In Nicaragua, the State is entitled to a proportional extraction royalty (“ad-valorem” tax) over the substances extracted from a mineral concession. The amount of ad-valorem tax is 3% for minerals. In the second quarter of 2012, the Nicaraguan tax administration notified Desminic that it accepted Desminic’s request to treat ad-valorem taxes paid by Desminic as direct credits against Desminic’s corporate income tax due, rather than as a deductible expense in computing its corporate income tax.

Prior to the acceptance of Desminic’s request, the Company had taken a conservative position treating its ad-valorem payments as a deductible expense rather than as a tax credit. In the second quarter of 2012, the Company began recording these payments as tax credits. Ad-valorem taxes paid in the first quarter of 2012 of $1.3 million were also reclassified from royalty and production tax expense on the consolidated statement of operations to income tax credits (reducing estimated current taxes payable on the consolidated balance sheet). The Company also filed amended 2011 and 2010 income tax returns for Desminic to report the ad-valorem taxes as direct credits. This resulted in a $1.7 million reduction in current income taxes and a $2.6 million reduction in deferred income taxes. These reductions were recorded in the 2012 second quarter.

     General and administrative costs relate to the Company’s head office in Vancouver, the Managua office in Nicaragua, and the Makati office in the Philippines. Consolidated general and administrative costs increased in the second quarter of 2013 compared to the year ago period by approximately $5.8 million, of which $1.6 million related mainly to Makati administrative costs and $3.3 million to cash bonuses paid to senior management in the second quarter, and the remainder to increased corporate growth and development activities.

Year-to-date results

     For the first six months of 2013, consolidated gold revenue was $277.5 million compared to $121.2 million in the same period in 2012. The significant increase of 129% in revenue was driven by gold production from the Company’s newly acquired Masbate Mine as well as increased production from its Nicaraguan operations.

     Consolidated gold production for the six months ended June 30, 2013 totalled 161,744 ounces at a cash operating cost of $727 per ounce compared to 71,405 ounces being produced in the corresponding period of 2012 at a cash operating cost of $585 per ounce. Gold production is budgeted to be higher in the second half of 2013 and remains on target. The Company is projecting another record year for gold production in 2013, with consolidated production of 360,000 to 380,000 ounces expected from the Libertad, Limon and Masbate mines. Forecast consolidated cash operating costs for the second half of 2013 are in a reduced range of $630 to $660 per ounce, a significant improvement over original guidance of $685 to $730 per ounce.

     Adjusted net income was $47.7 million ($0.08 per share) in the six months ended June 30, 2013 compared to $41.6 million ($0.11 per share) in the comparative period. Adjusted net income was calculated by excluding the following adjustments: (subtracting) the gain on sale of the Brucejack royalty of $44.5 million, (adding) a non-cash inventory fair value adjustment of $32.9 million relating to the CGA acquisition, (subtracting) non-cash amortized deferred gold revenue of $18.8 million, (adding) one-off CGA acquisition related costs of $5.9 million, (adding) share-based compensation expense of $9 million (2012 - $10.8 million), (adding) a write-down of long-term investments of $18.5 million, (adding) unrealized derivative losses of $6.4 million (2012 – (subtracting) unrealized derivative gains of $0.3 million), (adding) non-cash deferred income tax expense of $3.7 million (2012 - $5.1 million), and (adding) foreign exchange losses of $1.4 million (2012 – (subtracting) foreign exchange gains of $0.5 million).

     For the six months ended June 30, 2013, the Company generated (GAAP) net income of $33.1 million ($0.05 per share) compared to $26.5 million ($0.07 per share) in the equivalent period of 2012.

     General and administrative costs increased by $8.2 million to $17.3 million in the first half of 2013 from $9.1 million in the same period of 2012, of which $2.6 million related mainly to Makati administrative costs and $3.3 million to cash bonuses paid to senior management in the quarter, and the remainder to increased corporate growth and development activities.

MASBATE MINE – PHILIPPINES

	Three months ended		Six months ended
	June 30		June 30
	(unaudited)		(unaudited)
	2013	2012	2013	2012
Gold revenue ($ in thousands)	63,063	-	149,604	-
Gold sold (ounces)	42,762	-	95,644	-
Average realized gold price ($/ ounce)	1,475	-	1,564	-
Tonnes of ore milled	1,205,971	-	2,469,773	-
Grade (grams/ tonne)	1.17	-	1.12	-
Recovery (%)	85.0	-	84.0	-
Gold production (ounces)	38,323	-	74,790	-
Cash operating costs ($/ ounce gold)	809	-	827	-
Total cash costs ($/ ounce gold)	861	-	875	-
Capital expenditures ($ in thousands)	6,617	-	10,813	-
Exploration ($ in thousands)	1,482	-	3,517	-

     Gold production at the Masbate Mine in the Philippines for the second quarter was 38,323 ounces from 1,205,971 tonnes of ore milled at an average grade of 1.17 grams per tonne (“g/t”) gold. The Masbate Mine produced a total of 81,877 ounces in the first half of 2013 of which 74,790 ounces are included in the consolidated results of B2Gold. The Company acquired the Masbate Mine on January 16, 2013. Production totaling 7,087 ounces for the pre-acquisition period from January 1, 2013 to January 15, 2013 has been excluded. As previously announced, second quarter gold production at the Masbate Mine was less than budgeted due to a temporary suspension of mining operations in June 2013 to replace a process pipeline. This production loss is expected to be offset by a modification of the mining sequence that had been in development prior to this event, centered on the Colorado Pit. Overall, the Masbate Mine’s production for fiscal 2013 is expected to meet the upper end of the Company’s previously issued guidance range of 175,000 to 185,000 ounces. Masbate mine operating cash costs for the quarter and six months ended June 30, 2013 were $809 per ounce and $827 per ounce respectively, a significant improvement over budgeted costs of $850 per ounce for the quarter and $867 per ounce for the six months to June 30, 2013. The improvement against budget is as a result of both changes in the mining sequence as well as cost containment measures implemented at the Masbate Mine site. Forecast Masbate Mine operating cash costs for the second half of 2013 have also improved significantly to between $725 to $760 per ounce, compared with previous estimates of $820 to $875 per ounce. The decrease in cash operating costs is primarily due to better recoveries than originally forecast and an improvement in processed ore grade.

     Gold sales from the Masbate Mine totalled 42,762 ounces in the second quarter of 2013 at an average realized price of $1,475 per ounce, generating revenue of $63.1 million (which included a non-cash amount of $9.4 million related to the amortization of deferred revenue). Year-to-date, the Masbate Mine generated gold revenue of $149.6 million (which included a non-cash amount of $18.8 million related to the amortization of deferred revenue) from the sale of 95,644 ounces at an average price of $1,564 per ounce.

     Total capital expenditures in the second quarter of 2013 totalled $6.6 million, mainly for the tailings dam expansion, major overhauls to mining equipment, pipeline replacement and completion of the new workshop. Year-to-date capital expenditures totalled $10.8 million, primarily for the tailings dam expansion, major overhauls to mining equipment, pipeline replacement and completion of the new workshop.

     At the Masbate Mine in the Philippines, an aggressive 2013 exploration program totaling $10.5 million (revised from $11 million) is underway with eight drill rigs currently working. The Masbate project is a low sulphidation epithermal vein system with a tenement which covers 16 kilometres of very prospective ground with well-defined vein systems. The 2013 exploration program will comprise reserve/resource drilling on numerous mine veins including Main Vein, Colorado, Panique and Montana as well as exploration drilling designed to outline new resources on near mine veins outside of the current reserve/resource such as Pajo and the high grade Montana North vein. In addition to drilling, geochemical sampling and follow-up trenching will be carried out on a number of priority target areas outside of the current resource.

     In 2014, the Masbate Mine is forecast to produce between 190,000 and 200,000 ounces of gold with a cash operating cost of $785 to $815 per ounce. The Masbate SAG mill change out will be deferred to 2014. This will allow the mill installation to be coordinated with the delivery of larger motors, while serving to maximize ounce production toward the high end of the production range for 2013. The decision also moves some costs into 2014. Annual plant capacity will rise slightly after the SAG change out in the second quarter on 2014, to 6.85 million tonnes per year. Slightly better grade and improved recoveries (as a result of a higher proportion of oxide sourcing) will also contribute to improved performance. A mill expansion study is under way but no decision on this will be made until at least the first quarter of 2014.

Masbate Reserves Update

     A new mineral reserve estimate for the Masbate Mine has been completed based on the existing mineral resource model as of December 31, 2012. Mineral reserves were calculated using current site operating costs, revised metallurgical recoveries and a gold price of $1,350 per ounce. The new mineral resource contains 3.2 million ounces which is a 7.5% increase over the previous reserve statement (as reported) at a significantly improved grade of 0.97 g/t (previous reserve estimate 0.82 g/t).

     The Company has completed an additional 95 exploration and resource diamond drill holes for a total of approximately 15,000 metres and an additional 77 mine related diamond drill holes for a total of 9,000 metres since its acquisition of the Masbate Mine in January 2013. Drill results are being collated and a new resource report incorporating those drill results is expected to be available by early 2014 and mineral reserves are expected to be updated by mid-2014, which could potentially increase the revised Masbate Reserves reported above.

LIBERTAD MINE – NICARAGUA

	Three months ended		Six months ended
	June 30		June 30
	(unaudited)		(unaudited)
	2013	2012	2013	2012
Gold revenue ($ in thousands)	39,589	40,055	82,996	84,098
Gold sold (ounces)	28,777	25,020	55,537	51,208
Average realized gold price ($/ ounce)	1,376	1,601	1,494	1,642
Tonnes of ore milled	479,866	506,203	967,783	1,011,156
Grade (grams/ tonne)	2.02	1.69	2.00	1.66
Recovery (%)	95.1	91.5	94.5	91.7
Gold production (ounces)	29,582	25,135	58,706	49,381
Cash operating costs ($/ ounce gold)	659	505	624	502
Total cash costs ($/ ounce gold)	688	489	655	536
Capital expenditures ($ in thousands)	7,147	10,257	12,105	17,365
Capital expenditures ($ in thousands) – Jabali development	4,611	3,138	8,127	4,653
Exploration ($ in thousands) – including Jabali exploration	1,735	2,214	2,720	4,674

     The Libertad Mine continued to perform well, finishing the first half of 2013 with gold production at the upper range of the Company’s 2013 guidance at cash operating costs per ounce at the lower range of its guidance. Gold production for the second quarter of 2013 was 29,582 ounces, slightly lower than budget (2.5%) and 18% higher than in the second quarter of 2012.

     Gold production for the full year of 2013 is expected to remain within the Company’s previously announced guidance of 131,000 to 137,000 ounces. Gold production in the last half of 2013 is expected to be 75,000 to 78,000 ounces (as previously announced), approximately 30% higher compared to the first six months of 2013 due to: increased mill through-put as a result of a mill expansion, now completed, which increased the mill capacity by 10%, higher grade ore from the Santa Maria and Jabali open pits, and higher gold recoveries. The Libertad Mill is budgeted to process an average of 5,743 tonnes of ore per day for a total of approximately 2.1 million tonnes of ore for the year at an average grade of 2.19 g/t gold. Cash operating costs for the second half of 2013 have been revised lower to $500 to $530 per ounce, compared with previous guidance of $515 to $545 per ounce.

     Gold sales from the Libertad Mine totalled 28,777 ounces (Q2 2012 – 25,020 ounces) in the second quarter of 2013 at an average realized price of $1,376 per ounce (Q2 2012 - $1,601 per ounce), generating revenue of $39.6 million (Q2 2012 - $40.1 million).

     In the second quarter of 2013, the Libertad Mine produced 29,582 ounces of gold at a cash operating cost of $659 per ounce from 479,866 tonnes of ore milled at an average grade of 2.02 g/t gold. This compares to budget of 30,355 ounces at a cash operating cost of $607 per ounce. Gold production in the second quarter was slightly lower than budget due to lower grades from Santa Maria early in the second quarter, lower throughput related to harder rock from Crimea and Mojon pits, wet season (muddy) operations, as well as some mill maintenance. Lower throughput was offset by excellent recoveries for the period at 95.1% versus a budget of 92%.

Ore during the quarter was sourced from Mojon (44%), Crimea (35%), Santa Maria (20%) and Jabali (1%). Ore is now moving consistently from the Santa Maria pit. Mill throughput averaged 5,273 tonnes of ore per day for the quarter. The Jabali pit is fully permitted and ore shipments from Jabali are starting to arrive at the Libertad mill. Deliveries will be intermittent while the initial benches are mined, as is typical with pit development. One bridge awaits completion for the dedicated haul road.

     During the first half of 2013, the Libertad Mine generated gold revenue of $83 million from the sale of 55,537 ounces at an average price of $1,494 per ounce, compared to $84.1 million from the sale of 51,208 ounces at an average price of $1,642 per ounce in the same period of 2012. Total gold production was 58,706 ounces at a cash operating cost of $624 per ounce compared to budget of 58,319 ounces at $633 per ounce and to 49,381 ounces at $502 per ounce in the comparative period of 2012. Year-to-date gold production was higher in 2013 than in 2012 mainly due to higher gold recovery and mill head grade.

     Cash operating costs for 2013 were budgeted to increase over 2012 due to higher strip ratios, higher energy, consumables, and contractor mining costs. Offsetting these costs is the production increase from the mill expansion and higher budgeted gold grade of 2.19 g/t and gold recoveries of 92%.

     Total capital expenditures in the second quarter of 2013 were $11.8 million. Deferred stripping, mainly at the Santa Maria pit, totalled $3.7 million and Jabali capital costs were $4.6 million. Key projects are well advanced, most significantly the mill expansion that will be completed with an expected savings of $0.9 million. Year-to-date capital expenditures totalled $20.2 million, primarily for deferred stripping, mainly at the Santa Maria pit, of $7.1 million, Jabali capital costs of $8.1 million, improvements to the processing plant of $1.9 million and equipment purchases of $0.9 million.

     The Company has budgeted capital costs at Libertad in 2013, totaling approximately $38.5 million (revised down from $45.6 million), including Jabali. The majority of this capital cost will be expended on preparation and equipment for surface mining of the Jabali Central pit, pre-stripping at the Santa Maria, Mojon and Jabali pits, and the aforementioned mill expansion.

     The Libertad exploration budget for 2013 is approximately $4.2 million (revised from $4.7 million) for a total of approximately 11,000 metres of planned drilling. The program includes completing the Jabali and Mojon high grade underground and continued exploration on a number of regional targets, including the San Juan trend, Chamarro-Socorro trend, Cerro Quiroz and others.

     For the Libertad Mine, gold production in 2014 is expected to be between 145,000 and 152,000 ounces with cash operating costs between $540 and $555 per ounce. Improved recoveries observed in 2013 have been incorporated into the forecast, and plant expansion work from 2013 will result in an increase in annual throughput compared to 2013. Jabali will provide 17 percent of process plant feed, at a higher grade of 2.99 grams of gold per tonne forecast.

LIMON MINE – NICARAGUA

	Three months ended		Six months ended
	June 30		June 30
	(unaudited)		(unaudited)
	2013	2012	2013	2012
Gold revenue ($ in thousands)	19,983	17,275	44,888	37,105
Gold sold (ounces)	14,700	10,840	30,100	22,505
Average realized gold price ($/ ounce)	1,359	1,594	1,491	1,649
Tonnes of ore milled	105,589	96,932	213,619	193,019
Grade (grams/ tonne)	4.57	4.11	4.50	3.91
Recovery (%)	91.4	91.2	91.4	90.9
Gold production (ounces)	14,178	11,668	28,248	22,024
Cash operating costs ($/ ounce)	675	752	675	773
Total cash costs ($/ ounce)	762	843	769	871
Capital expenditures ($ in thousands)	3,941	3,621	7,986	11,442
Exploration ($ in thousands)	1,577	1,313	2,407	2,438

     The Limon open pit and underground mine had another strong quarter, achieving its second highest quarterly output since B2Gold completed its business combination with Central Sun on March 26, 2009. The Limon Mine produced 14,178 ounces of gold in the second quarter of 2013 compared to 11,668 ounces in the second quarter of 2012, an increase of approximately 22% compared to the corresponding quarter in 2012. Gold production at the Limon Mine exceeded budget in both the three and six month periods ended June 30, 2013, at lower than budgeted per ounce cash operating costs.

     For the full year of 2013, gold production at the Limon Mine is expected to be at the top end of the Company’s previously announced guidance of 54,000 to 58,000 ounces. For the second half of 2013, as a result of Limon Mine’s strong operating performance, cash operating costs are now forecast to decrease to $635 to $655 per ounce, compared to previous guidance of $720 to $750 per ounce. The increase in budgeted 2013 gold production is the result of delivering higher grade ore primarily from the Santa Pancha underground mine and Veta Nueva open pit to the mill and improved through-put and recovery at the process plant by expanding the leach tank capacity.

     Gold sales from the Limon Mine totalled 14,700 ounces in the second quarter of 2013 (Q2 2012 – 10,840 ounces) at an average realized price of $1,359 per ounce (Q2 2012 - $1,594 per ounce), generating revenue of $20 million (Q2 2012 - $17.3 million).

     In the second quarter of 2013, the Limon Mine produced 14,178 ounces of gold at a cash operating cost of $675 per ounce from 105,589 tonnes of ore milled at an average grade of 4.57 g/t at a processed gold recovery of 91.4%, compared to budget of 13,842 ounces at a cash operating cost of $709 per ounce. Higher than budgeted gold production was mainly due to better surface and underground grades, and ongoing plant improvements. Per ounce cash operating costs was better than budget mainly due to higher gold production. As in the first quarter, consumable costs, including energy, were slightly less than budgeted having a positive cost impact.

     For the six months ended June 30, 2013, the Limon Mine generated gold revenue of $44.9 million (2012 -$37.1 million) from the sale of 30,100 ounces (2012 – 22,505 ounces) at an average price of $1,491 per ounce (2012 - $1,649 per ounce).

Cash operating costs were $675 per ounce compared to budget of $714 per ounce and were lower than budget mainly due to higher than expected gold production. Gold production was 28,248 ounces compared to budget of 26,784 ounces. Year-to-date gold production increased 28% and cash operating costs decreased 13% compared to the same period in 2012.

     Capital expenditures in the second quarter of 2013 totalled $3.9 million which mainly included deferred underground mine development ($1.1 million) and deferred pre-stripping charges ($1 million). Other capital expenditures included equipment purchases, plant automation, and plant expansion (tankage and ADR area improvements). Year-to-date capital expenditures totalled $8 million, primarily for deferred underground mine development ($2 million), deferred pre-stripping charges ($2 million), and equipment purchases, plant automation, and plant expansion (tankage and ADR area improvements).

     Capital expenditures at the Limon Mine in 2013 were budgeted to total approximately $21.7 million but will be reduced to $20.4 million. The majority of this capital expenditure will fund underground mine development, mill upgrades, tankage at the processing plant and development work on the Santa Pancha and Pavon projects.

     The 2013 Limon exploration budget is approximately $4.3 million (revised from $5.7 million) to fund approximately 13,500 metres (revised from 17,000 metres) of drilling. The program includes completing the infill drilling along the Pozo 4-5 structure to sufficient drill spacing to allow preliminary mine planning. Follow up of other interesting regional targets across the Limon claim area is also planned.

     Based on results to date, B2Gold’s exploration team believes there is potential to further increase the current mine life of the Limon Mine and also discover higher grade open pit and underground deposits that could potentially further increase annual gold production.

     For the Limon Mine, gold production in 2014 is expected to be between 62,000 and 66,000 ounces with a cash operating cost of $690 to $705 per ounce. Better performance is a result of increased throughput, improved grades, and improved recovery.

OTJIKOTO PROPERTY – NAMIBIA

     The Otjikoto gold project is located 300 kilometres north of Namibia's capital city of Windhoek between the towns of Otjiwarongo and Otavi. The project benefits significantly from Namibia's well established infrastructure with paved highways, a railway, power grids, and process water all close by. Located in the western part of southern Africa, Namibia is one of the continent's most politically and socially stable jurisdictions.

     The Company previously announced robust results from the Feasibility Study and the commencement of construction at the Otjikoto gold project in Namibia (see news release dated January 10, 2013). The 2013 construction and development budget for the Otjikoto project totals approximately $134.4 million. Total preproduction capital costs are estimated to be $244.2 million (excluding finance lease equipment purchases and preproduction stripping costs). Construction is scheduled for completion in the fourth quarter of 2014 when mill production is expected to begin and the first gold production from the Otjikoto gold project is scheduled. The current mine plan is based on probable mineral reserves of 29.4 million tonnes at a grade of 1.42 g/t containing 1.341 million ounces of gold at a stripping ratio of 5.59:1 to be mined over an initial 12 year period.

     The current average annual production for the first five years is estimated to be approximately 141,000 ounces of gold per year at an average operating cash cost of $524 per ounce and for the life of mine approximately 112,000 ounces of gold per year at an average operating cash cost of $689 per ounce.

     Construction of the Otjikoto Gold Mine is ongoing, on schedule and on budget. Construction commenced January 2013 and will continue into the fourth quarter of 2014. It is anticipated that gold will be produced during the fourth quarter of 2014 with a ramp up to full production in early 2015. The necessary bush clearing has been completed and all necessary internal roads have been roughed in. All mining equipment for the initial stages of mine development has arrived at site and strip mining has commenced. Development of Pushback 1 has been on-going since the beginning of June 2013 and the equipment workshop is almost complete. Work at the mill is focusing on development of the necessary infrastructure needed to complete the mill erection and stockpiling of the necessary sand and aggregate for concrete and engineered fill material.

This includes erection of the construction shop and office complex. More than 95% of the topsoil has been removed from the tailings basin and liner installation will commence in the third quarter of 2013. The man-camp (capable of housing up to 600 people) is nearing completion and is expected to be commissioned in the third quarter. Currently, B2Gold Namibia employs more than 150 people and expects to increase this to more than 600 people in the third quarter.

     Pre-production expenditures for the first half of the year totalled approximately $65.8 million (on a cash basis), including mobile equipment purchases of $22.9 million.

     A further $7 million (revised from $8 million) has been budgeted in 2013 for exploration to fund 24,145 metres of infill and regional exploration drilling. The Company’s geology team believes there is significant exploration upside at the Otjikoto gold project as indicated by the Wolfshag Zone drill results, announced on July 17, 2013.

     On March 20, 2013, B2Gold Namibia (Proprietary) Limited (“B2Gold Namibia”), a subsidiary of the Company, acquired from two Namibian banks all of the issued and outstanding Class A and Class B preference shares in the capital of EVI Gold (Proprietary) Limited (“EVI”) for total consideration of approximately $6.5 million. B2Gold Namibia was then owned indirectly 92% by B2Gold and 8% by EVI, a Namibian black empowerment company.

     On April 10, 2013, the Company entered into an investment agreement (the “Investment Agreement”) with EVI pursuant to which, among other things, EVI agreed to purchase common shares of the Company with an aggregate subscription price of $7.6 million. The subscription price was satisfied by a payment of $6.6 million to the Company as well as a $1 million payment as consideration for EVI assigning to the Company its existing right to acquire an additional 5% interest in the Otjikoto gold project. It is expected that the proceeds from the sale of the common shares of the Company will be used by EVI to redeem the preference shares held by B2Gold Namibia. In addition, EVI also agreed to exercise its right to acquire an additional 2% interest in the Otjikoto gold project for a purchase price of $5 million.

     On April 10, 2013, BKWE Ventures Limited (“BKWE”), a wholly-owned subsidiary of the Company, entered into a loan agreement with EVI pursuant to which BKWE agreed to loan up to $11.6 million to EVI so that EVI could satisfy the payments required under the Investment Agreement, including the payment for the purchase for common shares and the acquisition of the additional 2% interest in the Otjikoto gold project. The loans accrue interest at a rate of 5% per annum and are secured by a pledge of the shares of B2Gold Namibia that are held by EVI. The loan is expected to be repaid from EVI’s share of available cash from the operations of the Otjikoto gold mine.

     Subsequent to June 30, 2013, on July 9, 2013, EVI exercised its right to acquire the additional 2% interest in the Otjikoto Project. Accordingly, the Company and EVI now hold a 90% and 10% interest, respectively, in the Otjikoto Project and EVI has no further right to increase its interest in the Otjikoto Project.

GRAMALOTE PROPERTY – COLOMBIA

     The Gramalote property is located 80 kilometres northeast of Medellin in central Colombia, with AngloGold Ashanti Limited ("AngloGold") as manager and has excellent access and infrastructure. The project is a 49%-51% B2Gold-AngloGold joint venture.

     An independent audit of the Gramalote mineral resource was completed in June, and a final report and recommendations have been received. As a result of this audit, the prefeasibility study (“PFS”) schedule has been revised to accommodate the following:

  Re-estimate the Gramalote Ridge mineral resource, incorporating all of the recommendations from the audit. The new estimate is expected to employ “Uniform Conditioning Simulations” to better model local recoverable resources which is expected to more accurately predict grade and tonnage in the lower grade domains.

  Incorporate 23 new drill holes that were completed during April to June 2013 that were not part of the previous estimate.
  Complete trade-off studies using the updated mineral resource model to determine what project size generates the best economic case.

     The schedule for the delivery of the PFS is now estimated to be November 2013, which will allow for a project decision on going to a full Feasibility by year end.

     The Environmental Impact Assessment (“EIA”) is being modified to accommodate a revised tailing dam design that will reduce both initial capital and operating costs. It is planned that the EIA will be completed and ready for submittal to the government regulatory agencies by the end of November 2013. A detailed work plan for the construction and operation of Gramalote (“PTO”) will be completed and submitted with the EIA. The PTO provides the schedule, workforce requirements and other details for the implementation of the project.

     The 2013 forecast for Gramalote is now estimated to be approximately $92 million (stated at 100%. B2Gold’s 49% joint venture participation is now estimated to be $45 million). This is a reduction of approximately $26 million from the original budget estimate of $118 million.

BELLAVISTA PROPERTY – COSTA RICA

     The Company continues with site monitoring and maintenance to keep the Bellavista property in full regulatory compliance.

     On June 21, 2013, the Company completed an option to purchase agreement with Alray Investments Inc. (the "Optionee"), a private company, pursuant to which the Company agreed to grant the Optionee an option to purchase a 100% interest in the Company's Bellavista project located in Miramar, Costa Rica. The Optionee has the right to exercise the option at any time prior to October 22, 2014. On the exercise of the option, the transaction will be structured as an acquisition by the Optionee of 100% of the issued and outstanding shares of Central Sun Mining Enterprises Ltd. (“CSME”), which indirectly holds the 100% interest in the Bellavista project. During the term of the option, the Optionee will be entitled to undertake project assessment work, including conducting diamond drilling, metallurgical testing and other exploration programs. In order to exercise the option, the Optionee is required to pay to the Company an administration fee, grant the Company a 2% NSR on the sale of minerals produced from the Bellavista project and pay certain amounts in respect of equipment that is owned by CSME and its subsidiaries at the time that the option is exercised.

     An action was filed against the National Technical Secretariat of the Environment (“SETENA”) and the Ministry of Environment, Energy and Telecommunications (“MINAET”) of Costa Rica on May 31, 2013. This is an action under administrative law against Costa Rica and resolutions adopted by SETENA and MINAET, in rejecting the environmental assessment document for a new processing plant for the Bellavista mine. The action asks that the court order SETENA to deliver the terms of reference for the new processing plant, or that the Company be compensated by Costa Rica for being denied the opportunity to benefit from the Company’s valid mining concession. The outcome of this claim is not determinable at this time and no accrual for this contingency has been made in the consolidated financial statements.

Contingent gain

     By Statement of Claim dated March 16, 2009, Central Sun commenced a legal proceeding in Ontario (the “Engineering Action”) against several engineering firms and certain individual engineers alleging that the Defendants were negligent and breached their contractual obligations with respect to the siting, design, construction, assessment and monitoring of the Bellavista gold mine in Costa Rica, and that the mine was affected by a landslide as a result closed and placed on care and maintenance. As a result of the Defendants’ alleged negligence and/or breach of contract, the Company claims damages. The Engineering Action is still at the pleadings stage. Preliminary motions brought by certain defendants have resulted in an Order that the Ontario Courts do not have jurisdiction to hear the claims against those defendants. That Order is currently under appeal. The outcome of this claim is not determinable at this time and no accrual for this contingency gain has been made in the consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

     The Company ended the second quarter of 2013 with cash and cash equivalents of $95.7 million compared to cash and cash equivalents of $120.7 million at March 31, 2013. Working capital at June 30, 2013 was $120.9 million compared to working capital of $113.6 million at March 31, 2013. The decrease in cash and cash equivalents was predominately due to the Company’s investment activities (see “Investing activities” section) and paying off the Masbate project loan facility in full in the second quarter of 2013.

     On April 16, 2013, the Company announced the closing of a new senior secured revolving credit facility with a syndicate of banks. The Senior Credit Facility is comprised of three tranches of $50 million each for a total of $150 million and has replaced the prior $25 million revolving credit facility with Macquarie Bank Limited. The term of the Senior Credit Facility will be for a period of four years with a final repayment date of March 28, 2017. The facility has an interest rate of LIBOR plus a margin of 3.5% . The Senior Credit Facility is a revolving facility and is being used to fund construction and development costs related to the Otjikoto Project in Namibia and for general corporate purposes. The Senior Credit Facility is secured by a general security agreement from the Company granting a security interest over the Company’s material assets, pledges creating a charge over the shares of certain of the Company’s subsidiaries and guarantees from certain of the Company’s material subsidiaries guaranteeing the obligations of the Company relating to the Senior Credit Facility, all in favour of the Lenders. Transaction costs relating to the Senior Credit Facility totalled $3.8 million and are being amortized over the term of the facility. The principal amount owing under the Senior Credit Facility has been presented on the Consolidated Balance Sheet net of the unamortized balance of transaction costs.

     As at June 30, 2013, the Company had drawn down a total of $50 million under the Senior Credit Facility, leaving an unused balance of $100 million at June 30, 2013. In the first quarter of 2013, the Company drew down $25 million under its then existing revolving credit facility. This facility was repaid in April 2013 with drawdowns on the new $150 million Senior Credit Facility. Availability of the third tranche of $50 million remains subject to satisfaction of certain conditions at the time of drawing including conditions regarding security granted or to be granted to the lenders under this facility in Nicaragua and Namibia. The Company expects that it will be able to satisfy the conditions to proceed with drawing the third tranche of the Senior Credit Facility as needed.

     The Company is projecting another record year for gold production in 2013, with consolidated production of 360,000 to 380,000 ounces expected from the Libertad, Limon and Masbate mines. Consolidated gold production in the last half of 2013 is expected to be 191,000 to 211,000 ounces. Forecast consolidated cash operating costs for the second half of 2013 are in a reduced range of $630 to $660 per ounce, a significant improvement over previous guidance of $685 to $730 per ounce.

     In light of the recent significant decline in gold price the Company has modified its capital expenditures program for 2013. Exploration spending has been reduced by $4 million from $44 million to $40 million, with a focus on mine site and brownfields exploration. The reforecast capital budget for Gramalote for 2013 has been reduced by $26 million from $118 million to $92 million (stated at 100%. B2Gold’s 49% joint venture participation in the reforecast budgeted expenditures is $45 million, for a reduction of $13 million against their budgeted share of expenditures). Construction at Ojikoto is progressing well and total expenditure estimates remain within previous guidance.

     The 2013 construction and development budget for the Otjikoto project totals approximately $134.4 million. Total pre-production capital costs are estimated to be $244.2 million (excluding finance lease equipment purchases and pre-production stripping costs). Construction is scheduled for completion in the fourth quarter of 2014 when mill production is expected to begin and the first gold production from the Otjikoto gold project is scheduled.

     Annual capital expenditures at the Libertad and Limon mines for 2013 are budgeted to be approximately $36.5 million (revised from $45.6 million), including Jabali development, and $20.4 million (revised from $21.7 million), respectively.

     As at June 30, 2013, the Company had the following significant commitments (in addition to those disclosed elsewhere in the MD&A):

  For the purchase of 0.4 million gallons of diesel over the next four years valued at an estimated $1.7 million. The timing and amount of these costs will depend on diesel consumption but it is expected that the entire $1.7 million will be incurred in 2013.
  For the purchase of $9.3 million of equipment for the construction of the mill, crusher and processing tanks at the Otjikoto project in Namibia. The timing and amount of these costs will depend on delivery of the components but $7.2 million is expected to be incurred in 2013 and the remaining $2.1 million in the first half of 2014.
  For the purchase of $1.9 million of civil works and equipment for the construction of mining camp at the Otjikoto project in Namibia. The timing and amount of these costs will depend on delivery of the components but it is expected that the entire $1.9 million will be incurred in 2013.

Derivative financial instruments

     The Company has entered into foreign currency contracts to manage its foreign currency exposure of forecast expenditures denominated in Namibian dollars relating to the development of its Otjikoto project. As the Namibian dollar is pegged to the South African rand, the Company enters into foreign currency contracts between the South African rand and the United States dollar due to their greater liquidity.

     At June 30, 2013, forward currency contracts totalling $13 million at an average rate of 9.34 rand were outstanding with maturity dates ranging from July 2013 to December 2014. In addition, “zero-cost put/ call” collar contracts totalling $54 million were outstanding with maturity dates ranging from August 2013 to December 2014 with an average floor price of 8.99 rand and an average ceiling price of 9.89 rand. These contracts reduce the Company’s foreign currency exposure to the rand above the budgeted rate of 8.5 rand to the United States dollar, the conversion ratio used for the Otjikoto construction budget. These contracts were entered into to protect against capital cost over-runs that may otherwise occur due to currency fluctuations.

     These derivative instruments were not designated as hedges by the Company and are recorded at their fair value at the end of each reporting period. Changes in the fair value are included in the statement of operations for the period. For the three month and six month period ended June 30, 2013, the Company recorded an unrealized derivative loss of $2.8 million and $5.2 million, respectively. In addition, for the three month and six month period ended June 30, 2012, the Company recorded a realized derivative loss of $0.8 million and $1.2 million, respectively.

     In the second quarter of 2013, as a result of the requirements under the Senior Credit Facility, the Company also entered into a series of two for one “zero-cost put/ call” collar contracts for gold with settlements scheduled between January 30, 2015 and December 31, 2018 with an average floor price of $1,000 per ounce and an average ceiling price of $1,733 per ounce. These derivative instruments were not designated as hedges by the Company and recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. Adjustments to the market value are included in the statement of operations. For the three month and six month period ended June 30, 2013, the Company recorded an unrealized derivative loss of $1.2 million in the statement of operations.

Deferred revenue and gold commitments

     As a result of the acquisition of CGA, the Company assumed its gold forward contracts related to the Masbate project for 50,225 ounces of gold with settlements scheduled between January 31, 2013 and December 31, 2013 at an average price of $913 per ounce. The fair value of these contracts (required to be recognized as part of the Company's acquisition accounting as the fixed terms of the contracts were unfavourable compared to market terms for similar contracts) was estimated to be negative $37.4 million on January 16, 2013. The fair value was calculated using spot and forward prices and volatilities.

     The Company’s gold forward contracts are excluded from the scope of IAS 39 (“Financial Instruments: Recognition and Measurement”), as they are non-financial instruments that qualify for the own use exemption and do not contain any embedded derivatives which would require to be accounted for separately from the executory host contracts.

As a result, these contracts are not subsequently re-measured at fair value after initial recognition and are reduced through a corresponding adjustment to revenue consistent with the timing of revenue recognition criteria being met for the gold deliveries made under the terms of contract. As at June 30, 2013, the amount of $18.6 million was outstanding and was presented on the consolidated balance sheet as deferred revenue, and is expected to be amortized over the remainder of the contract terms.

     For the three and six month period ended June 30, 2013, 12,525 ounces and 24,907 ounces of gold were delivered under these gold forward contracts at an average settlement price of $908 per ounce and $904 per ounce, respectively. As at June 30, 2013, the outstanding gold forward contracts totalling 25,318 ounces had an estimated total fair value of negative $7 million.

     In addition, under the terms of the recently signed Senior Credit Facility, the Company is required to maintain gold contracts, within certain parameters, over the term of the facility in order to manage the risk of volatility in the Company’s future operating income and reduce risk in respect of debt service obligations. As a result, the Company entered into a series of rand denominated gold forward contracts in the second quarter of 2013 for 117,984 ounces of gold with settlements scheduled between January 30, 2015 and December 31, 2018 at an average price of 14,909 rand per ounce (the rand forward price translates to an average gold price of $1,509 per ounce based on the June 30, 2013 rand/ U.S. dollar exchange rate of 9.88) . These contracts are excluded from the scope of IAS 39, accounted for as executory contracts as they were entered into and continue to be held for the purpose of delivery in accordance with the Company’s expected production schedule. No fair value gains and losses on these commodity contracts have been recorded in the financial statement. The effect of these contracts will be to provide a fixed price in rand for a portion of gold sales. As at June 30, 2013, the outstanding gold forward contracts with respect to the Otjikoto Project had an estimated total fair value of $3 million.

Operating activities

     Cash flow from operating activities before changes in the non-cash working capital was $31.5 million ($0.05 per share) in the second quarter of 2013 compared to $27.8 million ($0.07 per share) in the second quarter of 2012, an increase of 13% compared to the second quarter of 2012 (despite an 18% decrease in the average realized gold price, on a cash basis, excluding the amortization of deferred revenue). The increase was mainly due to the recent acquisition of the Masbate Mine and increased gold production from the Libertad and Limon mines.

     Cash flow from operating activities before changes in the non-cash working capital for the six months ended June 30, 2013 was $76.7 million ($0.12 per share) compared to $54.9 million ($0.11 per share) in the comparable period last year. The increase was mainly due to the recent acquisition of the Masbate Mine and increased gold production from the Libertad and Limon mines.

Financing activities

     On March 28, 2013, the Company made a principal repayment of $4.5 million on the Masbate Facility. On June 28, 2013, the Company made a final repayment of approximately $14 million, paying off the Masbate Facility in full. Restricted cash of $9 million which had been held with BNP Paribas Bank as required under the Masbate Facility Project facility agreement was released to the Company.

     As at June 30, 2013, the Company had drawn down a total of $50 million under the Senior Credit Facility, leaving an unused balance of $100 million at June 30, 2013. In the first quarter of 2013, the Company drew down $25 million under its then existing revolving credit facility. This facility was repaid in April 2013 with drawdowns on the new $150 million Senior Credit Facility. Transaction costs relating to the Senior Credit Facility totalled $3.8 million and are being amortized over the term of the facility.

     For the three and six month period ended June 30, 2013, the Company made repayments under its finance lease obligations of $2.1 million and $3.9 million, respectively, mainly in connection with the Masbate mining fleet which has been leased.

     On June 14, 2013, pursuant to an Investment Agreement with EVI, the Company issued approximately 2.5 million common shares to EVI in consideration for a payment of $6.6 million from EVI and a $1 million payment to EVI as consideration for EVI assigning to the Company of its existing right to acquire an additional 5% interest in the Otjikoto gold project.

     The Company received cash proceeds of $2 million during the six months ended June 30, 2013 from the exercise of stock options, of which $0.7 million was received in the second quarter of 2013.

     The Company received cash proceeds of $7.2 million during the six months ended June 30, 2012 from the exercise of stock options and warrants, of which $3.6 million was received in the second quarter of 2012 (mainly relating to the exercise of approximately 1.3 million warrants assumed from the Auryx acquisition which were exercisable at Cdn.$2.17 per share and expiring on June 25, 2012).

Investing activities

     In the second quarter of 2013, capital expenditures on sustaining capital, pre-stripping and development at the Masbate Mine (see “Masbate Mine” section) totalled $6.6 million (Q2 2012 - $nil), the Libertad Mine (see “Libertad Mine” section) totalled $7.1 million (Q2 2012 - $10.3 million), and the Limon Mine (see “Limon Mine” section) totalled $3.9 million (Q2 2012 - $3.6 million). Jabali development totalled $4.6 million in the quarter (Q2 2012 - $3.1 million). In addition, Gramalote prefeasibility (see “Gramalote Property” section) and Otjikoto mine construction (see “Otjikoto Property” section) totalled $17.7 million (Q2 2012 - $5.2 million) and $57.9 million, respectively. Resource property expenditures on exploration totalled approximately $8.8 million (Q2 2012 - $13.1 million), including Otjikoto development/ feasibility, as disclosed in the table below.

     During the six months ended June 30, 2013, capital expenditures on sustaining capital, pre-stripping and development at the Masbate Mine (see “Masbate Mine” section) totalled $10.8 million (2012 - $nil), the Libertad Mine (see “Libertad Mine” section) totalled $12.1 million (2012 - $17.4 million), and the Limon Mine (see “Limon Mine” section) totalled $8 million (2012 - $11.4 million). Jabali development totalled $8.1 million in the quarter (2012 - $4.7 million). In addition, Gramalote prefeasibility (see “Gramalote Property” section) and Otjikoto mine construction (see “Otjikoto Property” section) totalled $32.5 million (2012 - $8.8 million) and $65.8 million, respectively. Resource property expenditures on exploration totalled approximately $16 million (2012 - $26.5 million), including Otjikoto development/ feasibility, as disclosed in the table below.

	Three months ended		Six months ended
	June 30		June 30
	(unaudited)		(unaudited)
	2013	2012	2013	2012

	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Masbate, exploration	1,482	-	3,517	-
Otjikoto exploration/ feasibility	2,325	5,131	3,968	12,243
Libertad Mine, exploration	1,735	2,214	2,720	4,674
Limon Mine, exploration	1,577	1,313	2,407	2,438
Radius joint venture	583	946	1,030	1,528
Calibre joint venture	250	1,571	774	2,146
Mocoa	205	1,002	453	1,635
Cebollati	148	378	233	1,196
Other	469	498	941	641

	8,774	13,053	16,043	26,501

Jabali (Libertad Mine)

     The Jabali deposit at the Libertad property in Nicaragua is located approximately 15 kilometres east of the mill facility at the Libertad Mine and consists of two zones, the Antenna and Central Zones that cover a combined strike length of 3.2 kilometres, though the vein itself has a known strike length of 6.2 kilometres.

     The 2013 budget for the development of the Jabali deposit is approximately $16.9 million. This budget will fund the completion of construction of a 15 kilometre private haul road for transporting the Jabali deposit ore to the Libertad mill, and for mine infrastructure development, engineering and socio-economic programs. The Company has received the mining permit for the Jabali Central deposit and had planned to commence the shipment of Jabali ore to the Libertad mill in the first quarter of 2013, initially utilizing the upgraded existing road. The development and pre-stripping capital costs for the Jabali Central deposit are included in the Libertad 2013 capital budget as disclosed in the news release dated January 18, 2013.

     The Jabali Central deposit has a proven and probable reserve of 2.41 million tonnes at 2.66 g/t Au containing 206,115 ounces of gold. The Jabali deposit as a whole has an indicated mineral resource of 1.74 million tonnes at 4.72 g/t gold containing 264,143 ounces of gold and an inferred mineral resource of 1.68 million tonnes at 3.95 g/t gold containing 213,373 ounces of gold. These grades are considerably higher than the average grade of 1.92 g/t ore processed at the Libertad mill in 2012.

     Based on the delivery of higher grade ore from the Jabali deposit, the Company expects an increase in annual production at Libertad to approximately 131,000 to 137,000 ounces of gold in 2013 and 145,000 to 152,000 ounces of gold by 2014.

Libertad Mine

     Exploration continues on the Libertad property in 2013 with the focus on the Mojon and Jabali underground drill programs. Most recent results released in 2013 include JB12-402 with 394.87 g/t gold over 1.03 metres true width, JB12-403 with 3.02 g/t gold over 11.59 metres true width and JB12-406 with 568.0 g/t gold over 0.43 metres down hole interval.

     Additional drilling within the inferred resource outline of the Jabali Antenna vein, but outside of the 2012 planned pit, returned good widths and high grade assays at relatively shallow depths (see press release of January 29th 2013 and results above). These results demonstrate that the Jabali vein is continuous throughout the length of the defined indicated and inferred resource. The drilled holes cover an area of approximately 300 metres along strike and down to 150 metres depth and this drilling increased the Jabali Antenna gold ounces resource base by 12% (an extra 28,308 ounces of gold) with the average grade rising from 4.13 to 4.91 g/t Au.

     The Libertad exploration budget for 2013 is approximately $4.2 million (revised from $4.7 million) for a total of approximately 11,000 metres of planned drilling. The program includes completing the Jabali and Mojon high grade underground and continued exploration on a number of regional targets, including the San Juan trend, Chamarro-Socorro trend, Cerro Quiroz and others.

Limon Mine

     The focus of the exploration work on the Limon property to date has been on the Santa Pancha Pozo (shaft) 4 and 5 area, located 1 km north of the current underground mining at Santa Pancha, with 64 diamond drill holes completed for a total of 13,225 metres. The hanging wall (“HW”) structure appears to be the best host to mineralization where average true widths between 2 - 15 metres were intersected. Results demonstrate continuity of grade and width over a strike length of 1 kilometre and to depths of 230 metres. Of note are holes LIM-12-3648 with 5.65 g/t gold over 14.92 metres true width, LIM-12-3651 with 15.70 g/t gold over 4.92 metres true width, LIM-12-3655 with 5.70 g/t gold over 8.30 metres true width (all gold grades are uncapped).

     Further south the 4 - 10 metres average true width of the footwall (“FW”) structure returned some equally good grades: LIM-12-3691 with 5.44 g/t gold over 6.58 metres true width, LIM-12-3692 with 5.27 g/t gold over 10.03 metres true width and LIM-12-3736 with 17.23 g/t gold over 4.79 metres true width.

     The 2013 Limon exploration budget is approximately $4.3 million (revised from $5.7 million) to fund approximately 13,500 metres (revised from 17,000 metres) of drilling. The program includes completing the infill drilling along the Pozo 4-5 structure to sufficient drill spacing to allow preliminary mine planning. Follow up of other interesting regional targets across the Limon claim area is also planned.

     Based on results to date, B2Gold’s exploration team believes there is potential to increase the current mine life of the Limon Mine and also discover higher grade open pit and underground deposits that could increase annual gold production.

Masbate Mine

     At the Masbate Mine in the Philippines, an aggressive 2013 exploration program totaling $10.5 million (revised from $11 million) is underway with eight drill rigs currently working. The Masbate project is a low sulphidation epithermal vein system with a tenement which covers 16 kilometres of very prospective ground with well-defined vein systems. The 2013 exploration program will comprise reserve/resource drilling on numerous mine veins including Main Vein, Colorado, Panique and Montana as well as exploration drilling designed to outline new resources on near mine veins outside of the current reserve/resource such as Pajo and the high grade Montana North vein. In addition to drilling, geochemical sampling and follow-up trenching will be carried out on a number of priority target areas outside of the current resource.

     A new mineral reserve estimate for the Masbate Mine has been completed based on the existing mineral resource model as of 31 December 2012. Mineral reserves were calculated using current site operating costs, revised metallurgical recoveries and a gold price of $1,350 per ounce. The new mineral resource contains 3.2 million ounces which is a 7.5% increase over the previous reserve statement (as reported) at a significantly improved grade of 0.97 g/t (previous reserve estimate 0.82 g/t).

     The Company has completed an additional 95 exploration and resource diamond drill holes for a total of approximately 15,000 metres and an additional 77 mine related diamond drill holes for a total of 9,000 metres since its acquisition of the Masbate Mine in January 2013. Drill results are being collated and a new resource report incorporating those drill results is expected to be available by early 2014 and mineral reserves are expected to be updated by mid-2014, which could potentially increase the revised Masbate Reserves reported above.

Otjikoto

     Subsequent to June 30, 2013, on July 17, 2013, the Company announced further positive drilling results from the exploration program at the Otjikoto gold project in Namibia. These positive drill results, as detailed below, indicate the potential to outline additional higher grade resources that could lead to the expansion of production and an increased mine life at the Otjikoto gold project. The project, currently in construction, is on schedule and on budget to commence production in the fourth quarter of 2014.

     An additional 60 diamond drill holes have been drilled on the Otjikoto project since the last update (see news release dated April 10, 2013) bringing the year to date drill holes completed to 107 for a total of 22,194 metres. The majority of the new holes were drilled on the Wolfshag zone discovery, situated immediately to the east and northeast of the planned open pit on the main Otjikoto deposit. Recent drilling on the Wolfshag zone has concentrated on infill drilling of the northern portion of the zone, from 7800N to 8800N, with 100 metres spaced sections and 25 metres hole spacing on section. Significant new results from the Wolfshag drilling include, from north to south:

WH13-073 with 18.85 metres at 5.84 grams per tonne (g/t) gold, including 13.75 metres at 7.00 g/t gold;
WH13-083 with 24.60 metres at 5.35 g/t gold, including 8.80 metres at 11.26 g/t gold;
WH13-095 with 13.55 metres at 6.83 g/t gold, including 5.30 metres at 16.74 g/t gold;
WH13-078 with 18.65 metres at 7.11 g/t gold, including 5.60 metres at 15.51 g/t gold;
OT13-355 with 13.65 metres at 6.13 g/t gold, including 4.85 metres at 13.61 g/t gold; and
6.35 metres at 7.10 g/t gold;
OT13-362 with 15.00 metres at 6.64 g/t gold, including 3.90 metres at 10.83 g/t gold;
OT13-361 with 23.80 metres at 3.15 g/t gold and 20.75 metres at 3.18 g/t gold, including 6.20 metres at 9.00 g/t gold, and 9.00 metres at 2.66 g/t gold, including 3.00 metres at 6.83 g/t gold;
OT13-365 with 11.40 metres at 3.92 g/t gold, including 5.10 metres at 7.34 g/t gold;
OT13-366B with 5.40 metres at 5.60 g/t gold and 11.00 metres at 6.04 g/t gold, including 4.20 metres at 12.19 g/t gold.

     The current phase of infill drilling will upgrade the Wolfshag zone to an inferred resource and will be completed in the next two weeks. The initial inferred resource estimate for the zone is expected by year end. The Otjikoto exploration budget for 2013 is $7 million (revised from $8.0 million). More drill results will be released as they are available. The Wolfshag zone has been defined over 1,600 metres and the mineralized system remains open down plunge to the south and extends up to the base of the calcrete, at about 10 to 15 metres below surface, to the north.

     It is important to note that the average mineable grade of the adjacent main Otjikoto deposit is 1.42 g/t gold as stated in the feasibility study. Based on the proximity of the Wolfshag zone to the planned Otjikoto open pit, the Company believes a significant amount of the Wolfshag mineralization could be included in an expanded pit, subject to further drilling and final mine plan. The Company intends to update the mine plan to incorporate the Wolfshag zone once infill drilling has upgraded the resource to indicated next year.

     The Wolfshag zone consists of a series of en-echelon stacked, shallow easterly dipping and south-southeast plunging mineralized shoots hosted within albitite + calcite + clay altered metasediments and marble lenses. The Wolfshag mineralized zone is bounded by folded, recrystallized and sheared marbles, the West and East marbles, within a thrust ramp complex. Mineralization consists of pyrite-magnetite- calcite in veins, steep tension gashes and replacement zones. Visible gold is common in the southern portion of the Wolfshag zone, but less abundant than in the Otjikoto deposit mineralization. The main, upper, WA shoot at Wolfshag ranges in thickness from 5 to 35 metres and width from 50 to 100 metres. The lower zones are not as well defined as the WA shoot. Wolfshag mineralization is situated below the OTB and footwall marble marker horizons and the main Otjikoto deposit ore shoots.

     Results to date for the Wolfshag zone confirm the continuity of the various stacked mineralized shoots within the zone with the most consistent high gold grades occurring within the central portion of the WA shoot. Furthermore, infill drilling confirms the continuation of higher gold grades originally intersected at deeper levels of the zone, e.g. OTG10D with 20.0 metres at 7.55 g/t gold (see news release dated December 11, 2012), to shallower depths. For example hole WH13-073 intersected 18.85 metres at 5.84 g/t gold starting at 74.0 metres downhole and hole WH13-083 intersected 24.60 metres at 5.35 g/t gold, including 8.80 metres at 11.26 g/t gold, starting at 106.90 metres downhole. Hole OT13-366B, drilled on section 7200N between deepened holes OT219D and OT228D (see news release date April 10, 2013), also confirms the extension of higher grade shoots to depth with 11.00 metres at 6.04 g/t gold intersected starting at 489 metres downhole.

Gramalote

     Prefeasibility and exploration work recommenced at the Gramalote Project in the second half of 2010 with exploration, infill drilling and metallurgical test sample drilling and preliminary engineering investigations. Highlights from the 2012 and 2011 prefeasibility and exploration work to date on the Gramalote property include positive metallurgical test results showing in excess of 90% recovery and encouraging drill results from Gramalote Central and outside targets indicating the potential for a larger resource. A total of $155 million (100% basis) has been spent and 77,298 metres of diamond drilling has been completed in 239 holes since AngloGold became operator in September 2010.

     Exploration drilling has been carried out on six drill targets located within four kilometre of the current Gramalote Central mineral resource including Monjas West, Trinidad South, Monjas East, Limon, Topacio and La Maria with the aim to add new inferred resources. All of these targets have similar geological, alteration and mineralization characteristics to Gramalote Central. Since October 2010 a total of 30,955 metres in 84 drill holes have been completed on the six satellite targets. Results to date clearly indicate the upside potential for more gold mineralization on the large Gramalote property.

     Positive gold intersections continue to be returned in Monjas West located two kilometres west southwest along strike of Gramalote Central resource. A total of 18,094 metres in 46 holes have been drilled at Monjas West with recent results up to 30.0 metres at 1.35 g/t gold in hole MW-24, 10.0 metres at 1.07 g/t gold in hole MW-25, 10.0 metres at 1.40 g/t gold in hole MW-27, 98.0 metres at 1.42 g/t gold in hole MW-33 and 64.0 metres at 0.50 g/t Au and 22.0 metres at 1.10 g/t Au in hole MW-036.

     An independent audit of the Gramalote mineral resource was completed in June, and a final report and recommendations have been received. As a result of this audit, the prefeasibility study (“PFS”) schedule has been revised to accommodate the following:

  Re-estimate the Gramalote Ridge mineral resource, incorporating all of the recommendations from the audit. The new estimate is expected to employ “Uniform Conditioning Simulations” to better model local recoverable resources which is expected to more accurately predict grade and tonnage in the lower grade domains.
  Incorporate 23 new drill holes that were completed during April to June 2013 that were not part of the previous estimate.
  Complete trade-off studies using the updated mineral resource model to determine what project size generates the best economic case.

     The schedule for the delivery of the PFS is now estimated to be November 2013, which will allow for a project decision on going to a full Feasibility by year end.

     The Environmental Impact Assessment (“EIA”) is being modified to accommodate a revised tailing dam design that will reduce both initial capital and operating costs. It is planned that the EIA will be completed and ready for submittal to the government regulatory agencies by the end of November 2013. A detailed work plan for the construction and operation of Gramalote (“PTO”) will be completed and submitted with the EIA. The PTO provides the schedule, workforce requirements and other details for the implementation of the project.

     The 2013 forecast for Gramalote is now estimated to be approximately $92 million (stated at 100%. B2Gold’s 49% joint venture participation is now estimated to be $45 million). This is a reduction of approximately $26 million from the original budget estimate of $118 million.

Calibre Joint Venture

     The 2013 exploration program for Primavera has a budget of $1.2 million (revised from $2 million for Phase I). This will fund geophysical surveying and interpretation as well as detailed mapping and geological interpretation over the Primavera project area and its immediate area. Regional exploration over other targets is also ongoing across the property.

     The Company and Calibre signed a letter agreement (the “Letter Agreement”) dated April 24, 2013 granting the Company an option to acquire a further 19% interest in and to the Primavera Gold-Copper Porphyry Project in northeast Nicaragua by spending Cdn.$6 million over three years. Calibre currently has a 49% interest in the Project, while the Company has a 51% interest and is project operator. Upon entering into a new joint venture agreement, the original Option Agreement between the Company and Calibre (entered into in June 2009 and amended in July 2010 and October 2010) will terminate and be superseded by the joint venture agreement.

     In conjunction with the Letter Agreement, Calibre has agreed to amend the terms of 10 million common share purchase warrants (the “Warrants”) of Calibre held by the Company. The Warrants were issued to the Company pursuant to a non-brokered private placement of 20 million units at a price of Cdn.$0.25 per unit, which closed on May 2, 2012. Each unit consisted of one common share and one-half of one Warrant, with each Warrant entitling the Company to purchase an additional common share of the Company until May 2, 2013 at an exercise price of Cdn.$0.50. Pursuant to the amendments, the Warrants have been amended by extending the term of the Warrants by one additional year from May 2, 2013 to May 2, 2014 (the “Amended Expiry Date”) and by reducing the exercise price of the Warrants from Cdn.$0.50 to Cdn.$0.10 (the “Amended Exercise Price”).

     If during the term of the amended Warrants, the closing price of the Company’s common shares on the Exchange exceeds during a period of 10 consecutive trading days the Amended Exercise Price by 25%, then the Amended Expiry Date will be deemed to be automatically accelerated as a result of which the amended Warrants will expire on the earlier of the 37th calendar day following the tenth trading day and the Amended Expiry Date. All other terms and conditions of the Warrants are proposed to remain unchanged.

Cebollati

     Exploration activities at the Cebollati property in Uruguay during 2013 consist of re-logging and reinterpretation of existing holes to determine the down plunge direction of mineralization. Work done in 2012 indicated the mineralization occurs in a series of shallowly plunging pipe shaped bodies. Further drilling will depend on the results of the detailed work.

Mocoa

     At the 100% owned Mocoa copper molybdenum (“Cu-Mo”) deposit the Company carried out detailed surface mapping and geochemistry in the north and northeast extensions of the deposit area. Mapping has shown porphyry-style alteration (phyllic) and mineralization (up to 5% pyrite and local chalcopyrite and secondary copper minerals) in volcanics and dacite porphyry in a roughly 2.5 by 2.5 km area centered over the main resource area.

     Work in 2012 included drilling two diamond drill holes totaling 1351.30 metres in the main zone and surface mapping and geochemical sampling of the entire 11,391 hectare property.

     It was the first drilling since 2008 when the Company drilled 5,123 metres and was successful to confirm previous drilling and expand copper-molybdenum mineralization to the north. The limited amount of infill drilling conducted by the Company in 2008 showed a good degree of continuity of mineralization. The step out holes drilled to the north and northeast as part of the 2008 drill program indicate the Mocoa Cu-Mo mineralization remains open to the north, northeast and to depth.

     The 2012 hole MC12DH041/41A was a step-out 150 metres to the north of 2008 drilling and was successful in showing the Cu-Mo mineralization continued further to the north and northeast. This hole cored good copper and lesser molybdenum mineralization in potassic-altered dacite porphyry and volcanics with assays returning 387.5 metres at 0.48% Cu and 0.015% Mo from 616.00 metres to the end of the hole at 1003.50 metres including 272.50 metres at 0.58% Cu and 0.017% Mo from 731.00 metres to 1003.50 metres. The deposit remains open to the north, northeast and to depth.

CRITICAL ACCOUNTING ESTIMATES

     Full disclosure of the Company’s accounting policies in accordance with IFRS can be found in Note 3 of its audited consolidated financial statements as at December 31, 2012. Management considers the following policies to be the most critical in understanding the judgments that are involved in the preparation of the Company’s consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

  Review of asset carrying values and impairment charges;
  Ore reserve and resource estimates;
  Exploration and evaluation expenditures;
  Mine restoration provisions;
  Deferred income taxes; and
  Fair values of assets and liabilities acquired in business combinations.

Review of asset carrying values and impairment charges

     The Company reviews the carrying value of mining interests each reporting period to determine whether there is any indication of impairment using both internal and external sources of information. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of operations.

     External sources of information regarding indications of impairment include considering the changes in market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount or timing of mining interests.

Internal sources of information include changes to the life of mine plans and economic performance of the assets. Management’s determination of recoverable amounts include estimates of mineral prices, recoverable reserves, and operating, capital and restoration costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. The calculation of the recoverable amount can also include assumptions regarding the appropriate discount rate and inflation and exchange rates. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its projects.

Ore reserve and resource estimates

     Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and a mineral resource based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, and depreciation and amortization charges.

Exploration and evaluation expenditures

     The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is likely that future economic benefits are likely either from future exploitation or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of reserves. The Company’s cost deferral policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether an economically viable extraction operation can be established. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the statement of operations in the period when the new information becomes available.

Mine restoration provisions

     The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. Significant judgments and estimates are made when estimating the nature and costs associated with mine restoration provisions. Due to the nature of mine closure plans, cash expenditures are expected to occur over a significant period of time with the majority of the expenditures expected to occur in the years from 2018 to 2023. When considering the effect of the extended time period over which costs are expected to be incurred, combined with the estimated discount rate and inflation factors, the fair value of the mine restoration provisions could materially change from period to period due to changes in the underlying assumptions.

Deferred income taxes

     The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

     Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

Fair values of assets and liabilities acquired in business combinations

     In a business combination, it generally takes time to obtain the information necessary to measure the fair values of assets acquired and liabilities assumed and the resulting goodwill, if any. Changes to the provisional measurements of assets and liabilities acquired including the associated deferred income taxes and resulting goodwill may be retrospectively adjusted when new information is obtained until the final measurements are determined (within one year of acquisition date). The determination of fair value as of the acquisition date requires management to make certain judgments and estimates about future events, including, but not restricted to, estimates of mineral reserves and resources acquired, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates, and discount rates.

     In determining the amount for goodwill, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the acquired business based on estimates of future revenues, expected conversions of resources to reserves, future production costs and capital expenditures, based on a life of mine plan. The excess of acquisition cost over the net identifiable assets acquired represents goodwill.

RECENT ACCOUNTING PRONOUNCEMENTS

Consolidated Financial Statements – IFRS 10

     This standard establishes control as the basis for an investor to consolidate its investee; it defines control as an investor’s power over the investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s return through its power over the investee. At January 1, 2013, the Company adopted this standard and there was no impact on its comparative unaudited condensed interim consolidated financial statements.

Joint Arrangements – IFRS 11

     This standard replaces the guidance in IAS 31 Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as either joint operations (the Company presently does not have any joint operations) or joint ventures. Joint venture entities are now accounted for using the equity method.

     Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall present the proportionately consolidated net asset value as a single investment balance at the beginning of the earliest period presented. The investment’s opening balance is tested for impairment in accordance with IAS 28 and IAS 36 “Impairment of Assets”.

     Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. At January 1, 2013, the Company adopted this standard and there was no impact on its unaudited condensed interim consolidated financial statements.

Disclosure of Interests in Other Entities – IFRS 12

     This IFRS shall be applied by companies with an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities. The application of this standard intends to enable users of the financial statements to evaluate the nature of and risks associated with a Company’s interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. Companies will be required to disclose information about significant judgments and assumptions made in determining the control of another entity, the joint control of an arrangement or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. This standard is effective for years beginning on or after January 1, 2013. At January 1, 2013, the Company adopted this standard and there was no impact on its unaudited condensed interim consolidated financial statements.

Fair value measurement – IFRS 13

     This IFRS aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS.

This standard is effective for years beginning on or after January 1, 2013. At January 1, 2013, the Company adopted this standard and the required disclosures are included in Note 16 of these unaudited condensed interim consolidated financial statements.

Stripping Costs in the Production Phase of a Surface Mine – IFRIC 20

     This interpretation applies to waste removal costs that are incurred in open pit mining activity during the production phase of the mine. Recognition of a stripping activity asset requires the asset to be related to an identifiable component of the ore body. Stripping costs that relate to inventory produced should be accounted for as a current production cost in accordance with IAS 2, “Inventories”. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to an existing asset. Existing stripping costs on the balance sheet at transition that do not relate to a specific ore body should be written off to opening retained earnings. The stripping activity asset shall be depreciated on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity. This interpretation is effective for years beginning on or after January 1, 2013. At January 1, 2013, the Company adopted this standard and there was no impact on its unaudited condensed interim consolidated financial statements.

RISKS AND UNCERTAINTIES

     The exploration and development of natural resources are highly speculative in nature and are subject to significant risks. The risk factors noted below do not necessarily comprise all those faced by the Company. The Company is faced with a number of other risk factors, including these described under the “Risk Factors” section in its Annual Information Form for the year ended December 31, 2012, available under the Company’s profile on SEDAR at www.sedar.com. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company. If any of the following risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

Exploration, Development and Operating Risks

     Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, pit wall failure and other conditions involved in drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although the Company believes that adequate measures to minimize risk are being taken, milling operations are subject to hazards such as fire, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

     The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines and no assurance can be given that minerals will be discovered in sufficient quantities or having sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining program. The economics of developing gold and other mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

     There is no certainty that the expenditures made by the Company towards the search for and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Foreign Countries and Mining Risks

     The Company’s production activities are currently conducted in Nicaragua and the Philippines and, as such, the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, uncertainty as to the outcome of any litigation in foreign jurisdictions, uncertainty as to enforcement of local laws, renegotiation or nullification of existing concessions, licences, permits and contracts, illegal mining, changes in taxation or royalty policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

     The Company has interests in exploration/development properties that are located in developing countries, including Namibia, Nicaragua, Philippines and Colombia, and the mineral exploration and mining activities of the Company may be affected in varying degrees by political instability and government regulations relating to foreign investment and the mining industry. Changes, if any, in mining or investment policies or shifts in political attitude in Namibia, Nicaragua or Colombia may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, royalties, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

     Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

     The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s business, financial condition and results of operations.

Property Interests

     The ability of the Company to carry out successful mineral exploration and development activities and mining operations will depend on a number of factors. No guarantee can be given that the Company will be in a position to comply with all conditions and obligations, or to require third parties to comply with their obligations with respect to such properties. Furthermore, while it is common practice that permits and licenses may be renewed, extended or transferred into other forms of licenses appropriate for ongoing operations, no guarantee can be given that a renewal, extension or a transfer will be granted to the Company or, if they are granted, that the Company will be in a position to comply with all conditions that are imposed. A number of the Company’s interests are the subject of pending applications to register assignments, extend the term, increase the area or to convert licenses to concession contracts and there is no assurance that such applications will be approved as submitted.

     The Company is satisfied, based on due diligence conducted by the Company, that its interests in the properties are valid and exist. There can be no assurances, however, that the interests in the Company’s properties are free from defects or that the material contracts between the Company and a foreign government or the entities owned or controlled by it will not be unilaterally altered or revoked. There is no assurance that such rights and title interests will not be revoked or significantly altered to the detriment of the Company. There can be no assurances that the Company's rights and title interests will not be challenged or impugned by third parties. The Company’s interests in properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects or governmental actions.

     Certain of the Company’s property interests are also the subject of joint ventures that give the Company the right to earn an interest in the properties. To maintain a right to earn an interest in the properties, the Company may be required to make certain expenditures in respect of the property maintenance by paying government claim and other fees. If the Company fails to make the expenditures or fails to maintain the properties in good standing, the Company may lose its right to such properties and forfeit any funds expended to such time.

Commodity Prices

     The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, world supply of mineral commodities, consumption patterns, sales of gold by central banks, forward sales by producers, production, industrial and jewelry demand, speculative activities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable.

     The Company’s revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of gold. The prices of these commodities are affected by numerous factors beyond the Company’s control.

Currency Risks

     The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company reports its financial results in United States dollars and incurs expenses in United States dollars, Canadian dollars, Nicaraguan córdobas, Philippine pesos (commencing January 16, 2013), Colombian pesos, and Namibian dollars. As the exchange rates between the Canadian dollar, Nicaraguan córdoba, Philippine peso, Colombian peso, and Namibian dollar fluctuate against the United States dollar, the Company will experience foreign exchange gains and losses. The exchange rate between the córdoba and the United States dollar varies according to a pattern set by the Nicaraguan Central Bank. The córdoba has been annually devalued versus the United States dollar by means of a crawling peg mechanism which currently stands at approximately 5%. All of the Company’s gold production activities are currently conducted in Nicaragua and the Philippines.

Environmental Compliance

     The Company’s operations are subject to local laws and regulations regarding environmental matters, the abstraction of water, and the discharge of mining wastes and materials. Any changes in these laws could affect the Company’s operations and economics. Environmental laws and regulations change frequently, and the implementation of new, or the modification of existing, laws or regulations could harm the Company. The Company cannot predict how agencies or courts in foreign countries will interpret existing laws and regulations or the effect that these adoptions and interpretations may have on the Company’s business or financial condition.

     The Company may be required to make significant expenditures to comply with governmental laws and regulations. Any significant mining operations will have some environmental impact, including land and habitat impact, arising from the use of land for mining and related activities, and certain impact on water resources near the project sites, resulting from water use, rock disposal and drainage run-off. No assurances can be given that such environmental issues will not have a material adverse effect on the Company’s operations in the future. While the Company believes it does not currently have any material environmental obligations, exploration activities may give rise in the future to significant liabilities on the Company’s part to the government and third parties and may require the Company to incur substantial costs of remediation. Additionally, the Company does not maintain insurance against environmental risks. As a result, any claims against the Company may result in liabilities the Company will not be able to afford, resulting in the failure of the Company’s business.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

     Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Regulations in the Philippines

     The Philippines Constitution provides that all natural resources are owned by the State which may enter into a co-production, joint venture or production sharing agreement with citizens of the Philippines or corporations or associations whose capital is at least 60% owned by Philippine citizens.

     Commonwealth Act No. 108, as amended (the “Anti-Dummy Act”), provides penalties for, amongst others: (a) Filipinos who permit aliens to use them as nominees or dummies so that the aliens could enjoy privileges otherwise reserved for Filipinos or Filipino corporations, and (b) aliens or foreigners who profit from the adoption of these dummy relationships. It also penalises the act of falsely simulating the existence of minimum stock or capital as owned by citizens of the Philippines or any other country in cases in which a constitutional or legal provision requires that, before a corporation or association may exercise or enjoy a right, franchise or privilege, not less than a certain percentage of its capital must be owned by such citizens.

     The Anti-Dummy Act likewise prohibits aliens from intervening in the management, operation, administration or control of nationalised business or enterprises, whether as officers, employees or labourers, with or without remuneration, except that aliens may take part in technical aspects only, provided (a) no Filipino can do such technical work, and (b) it is with express authority from the Secretary of Justice. The Anti-Dummy Act also allows the election of aliens as members of the boards of directors or governing bodies of corporations or associations engaged in partially nationalised activities in proportion to their allowable participation or share in the capital of such entities. Although the Company believes its structure complies with all Philippine regulations, there is a risk that, given the limited precedents to date in the country, it could be changed or challenged.

INTERNAL CONTROLS

     National Instrument 52-109 requires public companies in Canada to submit interim and annual certificates relating to the design of internal control over financial reporting (“ICFR”) and an annual certificate that includes evaluating the effectiveness of ICFR. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining ICFR. The Company has continued to use the Commission of Sponsoring Organizations of the Treadway Commission (COSO) framework as the basis for designing its ICFR. Due to its inherent limitations, ICFR may not prevent or detect misstatements on a timely basis as such systems can only be designed to provide reasonable as opposed to absolute assurance. Also, projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s ICFR as at the end of the period covered by this MD&A and the accompanying consolidated financial statements and have concluded that these controls and procedures are effective.

     National Instrument 52-109 also requires public companies in Canada to disclose in their MD&A any change in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. There were no changes in ICFR during the quarter ended June 30, 2013 that materially affected or are reasonably likely to materially affect the Company’s ICFR. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management, with the participation of the certifying officers, has evaluated the effectiveness of the design and operation, as of June 30, 2013, of the Company’s disclosure controls and procedures (as defined by the Canadian Securities Administrators). Based on that evaluation, the certifying officers have concluded that such disclosure controls and procedures are effective and designed to ensure that material information relating to the Company and its subsidiaries is made known to them by others within those entities.

NON-IFRS MEASURES

     Cash cost per ounce data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

	Three months ended				Six months ended
	June 30				June 30
	2013		2012		2013		2012
	$		$		$		$
	(000’s	)	(000’s	)	(000’s	)	(000’s	)

Production costs per consolidated financial statements	63,428		20,751		133,773		43,087
Royalties and production taxes	4,100		666		8,039		3,881
Inventory sales adjustment	(3,367)		719		(16,223)		(1,295)
	64,161		22,136		125,589		45,673

Gold production (in ounces)	82,083		36,803		161,744		71,405
Total cash costs per ounce of gold production ($/ounce)	782		601		776		640

     Total cash costs per ounce is derived from amounts included in the Consolidated Statement of Operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits.

SUMMARY OF UNAUDITED QUARTERLY RESULTS

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

	2013	2013	2012	2012	2012	2012	2011	2011

Gold revenue ($ in thousands)	122,635	154,853	70,783	67,065	57,330	63,873	66,894	50,459

Gold sold (ounces)	86,239	95,042	41,627	39,668	35,860	37,853	39,557	29,672

Average realized gold price ($/ ounce)	1,422	1,629	1,700	1,691	1,599	1,687	1,691	1,701

Gold produced (ounces)	82,083	79,661	44,324	42,156	36,803	34,602	38,808	34,303

Cash operating costs ($/ ounce gold)	732	722	604	571	583	587	542	529

Total cash costs ($/ ounce gold)	782	771	657	624	601	680	632	620

Net income (loss) & comprehensive income (loss) for the period (1) ($ in thousands)	33,071	63	10,948	14,476	11,937	14,546	20,837	9,036
Earnings (loss) per share (1) – basic ($)	0.05	0.00	0.03	0.04	0.03	0.04	0.06	0.03

Earnings (loss) per share (1) – diluted ($)	0.05	0.00	0.03	0.04	0.03	0.04	0.06	0.03

Cash flows from operating activities ($ in thousands) – before changes in non-cash working capital	31,546	45,143	31,124	28,418	27,791	27,066	35,361	19,971

(1) Attributable to the shareholders of the Company.

OUTLOOK – FORECAST 2014

     As part of the budget preparation for 2014, a forecast is prepared based on the projected mine plan. This provides initial guidance for the 2014 production year. More comprehensive guidance for production will be communicated once the budget process is complete and cost estimates confirmed. Significant investments over the past four years in equipment, exploration, and infrastructure will positively affect the mine forecasts for 2014. Staff continues to manage or reduce operating and capital costs.

     The Company is forecasting consolidated gold production in 2014 of 395,000 to 420,000 ounces at a consolidated cash operating cost of $689 to $705 per ounce from its Masbate, Libertad, and Limon mines.

     In 2014, the Masbate Mine is forecast to produce between 190,000 and 200,000 ounces of gold (2013 guidance was 175,000 to 185,000 ounces) with a cash operating cost of $785 to $815 per ounce (2013 revised guidance: $770 to $790 per ounce). The Masbate SAG mill change out will be deferred to 2014. This will allow the mill installation to be coordinated with the delivery of larger motors, while serving to maximize ounce production toward the high end of the production range for 2013. The decision also moves some costs into 2014. Annual plant capacity will rise slightly after the SAG change out in the second quarter on 2014, to 6.85 million tonnes per year. Slightly better grade and improved recoveries (as a result of a higher proportion of oxide sourcing) will also contribute to improved performance. A mill expansion study is under way but no decision on this will be made until at least the first quarter of next year. Capital expenditures are forecast to be $24 million, the majority of which is related to tailings dam construction, mine development and process plant improvements.

     For the Libertad Mine, gold production in 2014 is expected to be between 145,000 and 152,000 ounces (2013 guidance was 131,000 to 137,000 ounces) with cash operating costs between $540 and $555 per ounce (2013 revised guidance: $555 to $570 per ounce). Improved recoveries observed in 2013 have been incorporated into the forecast, and plant expansion work from 2013 will result in an increase in annual throughput compared to 2013. Jabali will provide 17 percent of process plant feed, at a higher grade of 2.99 grams of gold per tonne forecast. Capital expenditures are forecast to be $39 million, the majority of which is related to pre-stripping activities and development of extended capacity at Jabali.

     For the Limon Mine, gold production in 2014 is expected to be between 62,000 and 66,000 ounces (2013 guidance was 54,000 to 58,000 ounces) with a cash operating cost of $690 to $705 per ounce (2013 revised guidance: $655 to $665 per ounce). Capital expenditures are forecast to be $20 million which will include development of improved backfill systems resulting in a higher extraction rate for underground ore.

     With the successful development of the Otjikoto project in Namibia, currently in construction and scheduled to commence production in the fourth quarter of 2014, the Company is projecting total 2015 gold production of approximately 550,000 ounces, based on current assumptions. Furthermore, with the potential development of the Gramalote project (B2Gold 49%/AngloGold Ashanti Limited 51%) in Colombia, gold production could increase to over 700,000 ounces.

     With our proven technical team, strong operational performance, financial strength and high quality development and exploration projects, B2Gold is well positioned to continue our rapid growth as an intermediate gold producer.

OUTSTANDING SHARE DATA

     At August 12, 2013 there were 651,182,950 common shares outstanding. In addition, there were approximately 36.6 million million stock options outstanding with exercise prices ranging between Cdn.$0.80 to Cdn.$4.00 per share and 2.6 million RSU. More information is disclosed in Note 13 of the Company’s June 30, 2013 unaudited interim consolidated financial statements.

CAUTION ON FORWARD-LOOKING INFORMATION

     This Management’s Discussion and Analysis contains forward-looking statements within the meaning of applicable securities laws, which reflect management’s expectations regarding the Company’s future growth, results of operations (including, without limitation, future production and capital expenditures), performance (both operational and financial) and business prospects (including the timing and development of new deposits and the success of exploration activities) and opportunities. Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify these forward-looking statements. Although the forward-looking statements contained in this Management’s Discussion and Analysis reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, the Company cannot be certain that actual results will be consistent with these forward-looking statements. A number of factors could cause actual results, performance, or achievements to differ materially from the results expressed or implied in the forward-looking statements including those listed in the “Risk Factors” section of this management’s discussion and analysis. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Forward-looking statements necessarily involve significant known and unknown risks, assumptions and uncertainties that may cause the Company’s actual results, performance, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. Although the Company has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Accordingly, shareholders should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this Management’s Discussion and Analysis and, other than as required by applicable securities laws, the Company assumes no obligation to update or revise them to reflect new events or circumstances.

     Additional information on the Company, including its Annual Information Form is available under the Company’s profile on SEDAR at www.sedar.com.